CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
City National Rochdale High Yield Alternative Strategies Fund TEI LLC

We consent to the use of our reports dated May 29, 2013 with respect to the financial statements and financial highlights of City National Rochdale High Yield Alternative Strategies Fund TEI LLC and Subsidiary (formerly, the Rochdale High Yield Alternative Strategies Fund TEI LLC and Subsidiary) and the City National Rochdale High Yield Alternative Strategies Master Fund LLC (formerly, the Rochdale High Yield Alternative Strategies Master Fund, LLC) as of and for the year ended March 31, 2013 included herein, and to the reference to us under the heading “Report of Independent Registered Public Accounting Firm” in the prospectus.

/s/ PKF O’Connor Davies
A Division of O’Connor Davies, LLP

New York, New York
September 10, 2013